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                                                 April 22, 2005


VIA EDGAR

Ms. Barbara C. Jacobs                            Ms. Maryse Mills-Apenteng
Assistant Director                               United States Securities and
United States Securities and                        Exchange Commission
   Exchange Commission                           Division of Corporation Finance
Division of Corporation Finance                  Mail Stop 4-6
Mail Stop 4-6                                    450 Fifth Street, N.W.
450 Fifth Street, N.W.                           Washington, DC 20549
Washington, DC 20549

         RE:      Zone 4 Play, Inc.
                  Registration Statement on Form SB-2 filed on February 11, 2005, as amended on April 4, 2005 and on April 22, 2005 File No. 333-122727

Dear Ms. Jacobs and Ms. Mills-Apenteng:

This letter is submitted on behalf of Zone 4 Play, Inc. (the "Company") in response to Ms. Jacobs' letter dated April 19, 2005, regarding amendment no. 1 to the registration statement on Form SB-2 filed on April 5, 2005. The original comment from your April 19, 2005 letter appears below, followed by the Company's response.

On April 22, 2005, the Company filed with the Securities and Exchange Commission an amended registration statement on Form SB-2, which addresses the Staff's comment and make other minor changes to reflect recent developments.

                            *************************

1. See prior comment 3. Your supplemental response indicates that the shares held by First New York Securities, a registered broker-dealer, were acquired in the ordinary course of business. Because the shares were not received as compensation, First New York Securities must be named as an underwriter. Please revise to state unambiguously both here and in the

Ms. Barbara C. Jacobs
Ms. Maryse Mills-Apenteng
April 22, 2005
Page 2


         plan of distribution on page 12 that the broker-dealer selling shareholder is an underwriter

         Response: In response to the Staff's comment, please be advised that the disclosure with regard to First New York Securities, a registered broker-dealer, who is a selling stockholder, was revised to state that such selling stockholder is an underwriter within the meaning of the Securities Act (see footnote no. 5 on page 10). Further disclosure was added on page 12 under the "Plan of Distribution" caption.

                            *************************


We believe that the foregoing represents an appropriate response to the comment set forth in your April 19 letter. If you have any questions with respect to any of these matters, or would like any further information, please contact the undersigned or Edwin L. Miller, Jr., each at Z.A.G./S&W LLP, at 617-338-2800.


                                                Sincerely,

                                                /s/ Edwin L. Miller, Jr.

                                                Edwin L. Miller, Jr.

cc:      Shimon Citron, Zone 4 Play, Inc.
         Uri Levy, Zone 4 Play, Inc.
         Howard E. Berkenblit, Esq.